

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 22, 2008

**Via U.S. mail and facsimile**

Mr. E.V. Goings
Chief Executive Officer
Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, FL  32837

> **RE:     Form 10-K for the fiscal year ended December 29, 2007**
> **Form 10-Q for the period ended September 27, 2008**
> **Definitive Proxy Statement Filed March 27, 2008**
> **File No. 001-11657**

Dear Mr. Goings:

        We have reviewed your filings and have the following comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 29, 2007</u>

<u>General</u>

1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Risk Factors

Legal and Regulatory Issues, page 10

2. We note your disclosure that the "U.S. Federal Trade Commission has proposed business opportunity regulations which may have a negative effect upon the Company's method of operating in the United States." Please expand your discussion of this risk factor to clarify your intended meaning of the phrase "business opportunity regulations" and to discuss how these regulations would possibly apply to your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investing Activities, page 32

3. We note that you have disclosed your capital expenditures over the last three fiscal years. Please expand your management's discussion and analysis to provide information regarding your material commitments for capital expenditures going forward as well. See Item 303(a)(2)(i) of Regulation S-K.

Note 1 – Summary of Significant Accounting Policies, page 48

4. Please revise your accounting policy footnote to indicate if you include an allocation of your depreciation and amortization to cost of products sold. If you do not include depreciation or amortization in your cost of products sold, please revise your description of cost of products sold on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows: "Cost of products sold (exclusive of depreciation and amortization shown separately below)." Please also remove any references in the filing to gross margin, if you do not include a portion of your depreciation and amortization in cost of products sold. See SAB Topic 11:B.

5. Please consider revising your filing here or as part of your discussion of critical accounting policies on page 35 to provide more robust disclosure of the key assumptions used by management in connection with your goodwill and long-lived asset impairment testing. Your disclosures should include a discussion of the key assumptions used each period and how those assumptions may have changed from prior periods. Additionally, a sensitivity analysis that shows readers how reasonably likely changes in assumptions might affect the outcome of your impairment tests may assist readers by providing greater transparency.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 27, 2008

General

6.  Please address the above comments in your interim filings as well.

Note 10 – Debt, page 12

7.  Please consider disclosing here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements, similar to the disclosures provided on pages 64-66 of your Form 10-K.  In the current economic environment, we believe disclosure of this information in your quarterly filings will allow readers to understand how much cushion there is between the required ratios and the actual ratios in a more timely fashion.

Note 13 – Retirement Benefit Plans, page 16

8.  You disclose that as a result of declines in the fair value of pension plan assets during 2008, it is possible that the future pension plan contributions will be significantly greater than projected 2008 contributions.  Please expand MD&A to discuss the impact market conditions have had on plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss.  Discuss other significant factors, such as the discount rate assumption and plan settlements.  Discuss the impact on your financial position from changes in the fair value of plan assets and actuarial gains or losses.  Discuss funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.

Note 17 – Commitments and Contingencies, page 17

9.  It is unclear whether the portion of the insurance proceeds related to inventory and business interruption was included in operating activities for each period presented in your 2007 Form 10-K and in each of your 2008 Form 10-Qs.  If the insurance proceeds were not included in operating activities for each of the periods in your 2007 Form 10-K and 2008 Form 10-Qs, please tell us the amount of proceeds for each period excluded from operating activities and the reasons why these amounts were excluded.  If the insurance proceeds were included in operating activities for each of the periods in your 2007 Form 10-K and 2008 Form 10-Qs, please tell us why you have not presented these amounts separately in your cash flow statement and included a discussion in your MD&A regarding the impact of the insurance proceeds to your operating activities.

<u>DEFINITIVE PROXY STATEMENT FILED MARCH 27, 2008</u>

<u>Compensation Discussion and Analysis</u>

<u>Annual Salary and Bonuses, page 15</u>

10. We note from the first paragraph in this section that "[a]dditional salary increases may be made to individual executives based on positioning relative to the market." We also note from the second and third paragraphs in this section that you approved for Mr. Poteshman both a 5.0% and 4.0% salary increase and a 7.9% and 4.6% "market adjustment" in 2007 and 2008, respectively. Please explain supplementally, with a view toward disclosure in future filings, the underlying difference between a "market adjustment," which effectively raises the income of an executive officer, versus a general merit or salary increase as each are considered by your compensation committee.

11. We note from the third paragraph in this section that you approved 2008 salary increases for your executive officers, but it is unclear whether these increases were based on merit or on some other basis. Please explain supplementally, with a view toward disclosure in future filings, your reasons for increasing or decreasing an element of your executive compensation.

<u>Summary Compensation, page 21</u>

12. We note from your compensation discussion and analysis that your executive officers receive annual incentive pay as well as long-term cash incentives, the payouts of which vary depending on previously established thresholds, targets, maximums, and "tripwires." However, it is unclear from your compensation discussion and analysis alone how you arrived at the total award payouts for each of your executive officers as provided in the tables on page 22 entitled "Annual Incentive Plan Performance Targets and Achievement" and "2005-2007 Performance Share Plan Targets and Achievement." Please explain supplementally, with a view toward disclosure in future filings, how each factor in your tables leads to the "award payout" amounts you have disclosed.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Rufus Decker
Accounting Branch Chief